5 June 2014

National Grid plc (‘National Grid’ or ‘the Company’)

Publication of Annual Report and Accounts and Notice of AGM 2014

National Grid has today published the following documents:

- - -	Annual Report and Accounts 2013/14 (PDF) Shareholder Information leaflet Notice of 2014 Annual General Meeting (‘AGM’)

In compliance with LR 9.6.1, all the above documents have been submitted to the UK Listing Authority via the National Storage Mechanism and will shortly be available to the public for inspection at www.morningstar.co.uk/uk/NSM.

In addition, the Annual Report on Form 20-F 2013/14 is today filed with the US Securities and Exchange Commission and will shortly be available at www.sec.gov/edgar. Shareholders resident in the United States can receive a hard copy of the Company’s audited financial statements free of charge on request by contacting The Bank of New York Mellon toll free on 1-800-466-7215.

The documents listed above are available electronically on National Grid’s website at http://investors.nationalgrid.com/reports.

Notice of Annual General Meeting

National Grid’s AGM will be held on Monday 28 July 2014 at The ICC, Broad Street, Birmingham B1 2EA.

Compliance with DTR 6.3.5

A condensed set of National Grid’s consolidated financial statements (including related party transactions) and information on important events that have occurred during the financial year and their impact on the financial statements were included in National Grid’s preliminary results statement (RNS announcement dated 15 May 2014 (“Results for the year ended 31 March 2014”)). That information, together with the information set out below, which is extracted from the Annual Report and Accounts 2013/14, constitutes the material required by DTR 6.3.5. This announcement is not a substitute for reading the Annual Report and Accounts 2013/14 in its entirety.

Statement of Directors’ Responsibilities

The Directors are responsible for preparing the Annual Report and Accounts, including the consolidated financial statements and the Company financial statements, the Directors’ Report, including the Remuneration Report and the Strategic Report, in accordance with applicable law and regulations.

Company law requires the Directors to prepare financial statements for each financial year. Under that law the Directors have prepared the consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as adopted by the EU, and the Company financial statements and the Remuneration Report in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom generally accepted accounting practice, UK GAAP). In preparing the consolidated financial statements, the Directors have also elected to comply with IFRS, issued by the International Accounting Standards Board (IASB). Under company law the Directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the state of affairs of the Company on a consolidated and individual basis and of the profit or loss of the Company on a consolidated basis for that period.

In preparing these financial statements, the Directors are required to:

•	select suitable accounting policies and then apply them consistently;

•	make judgements and estimates that are reasonable and prudent;

•	state that the consolidated financial statements comply with IFRS as issued by the IASB and IFRS adopted by the EU and, with regard to the Company financial statements, that applicable UK Accounting Standards have been followed, subject to any material departures disclosed and explained in the financial statements; and

•	prepare the consolidated financial statements and Company financial statements on a going concern basis unless it is inappropriate to presume that the Company, on a consolidated and individual basis, will continue in business, in which case there should be supporting assumptions or qualifications as necessary.

The Directors are responsible for keeping adequate accounting records that are sufficient to show and explain the Company’s transactions and disclose with reasonable accuracy at any time the financial position of the Company on a consolidated and individual basis, and to enable them to ensure that the consolidated financial statements comply with the Companies Act 2006 and Article 4 of the IAS Regulation and the Company financial statements and the Remuneration Report comply with the Companies Act 2006. They are also responsible for safeguarding the assets of the Company and its subsidiaries and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The Directors are responsible for the maintenance and integrity of the Company’s website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Each of the Directors, whose names and functions are listed on page 43, confirms that:

•	to the best of their knowledge, the consolidated financial statements and the Company financial statements, which have been prepared in accordance with IFRS as issued by the IASB and IFRS as adopted by the EU and UK GAAP respectively, give a true and fair view of the assets, liabilities, financial position and profit of the Company on a consolidated and individual basis;

•	to the best of their knowledge, the Strategic Report contained in the Annual Report and Accounts includes a fair review of the development and performance of the business and the position of the Company on a consolidated and individual basis, together with a description of the principal risks and uncertainties that it faces; and

•	they consider that the Annual Report and Accounts, taken as a whole, is fair, balanced and understandable and provides the information necessary for shareholders to assess the Company’s performance, business model and strategy.

By order of the Board
Alison Kay
Group General Counsel & Company Secretary
18 May 2014
Company number: 4031152

Risk Management

The following is extracted in full and unedited form from the Annual Report and Accounts 2013/14, pages 167 to 169.

Risk factors

Management of our risks is an important part of our internal control environment, as we describe on pages 22 to 25. In addition to the principal risks listed we face a number of inherent risks that could have a material adverse effect on our business, financial condition, results of operations and reputation, as well as the value and liquidity of our securities. Any investment decision regarding our securities and any forward-looking statements made by us should be considered in the light of these risk factors and the cautionary statement set out on the inside back cover. An overview of the key inherent risks we face is provided below.

Potentially harmful activities

Aspects of the work we do could potentially harm employees, contractors, members of the public or the environment.

Potentially hazardous activities that arise in connection with our business include the operation and maintenance of electricity generation facilities, electricity lines and substations and the storage, transmission and distribution of gas. Electricity and gas utilities also typically use and generate hazardous and potentially hazardous products and by-products. In addition, there may be other aspects of our operations that are not currently regarded or proved to have adverse effects but could become so, such as the effects of electric and magnetic fields.

A significant safety or environmental incident, or the failure of our safety processes or of our occupational health plans, as well as the breach of our regulatory or contractual obligations or our climate change targets, could materially adversely affect our results of operations and our reputation.

We commit significant resources and expenditure to process safety and to monitoring safety and occupational health, as well as environmental risks, and to meeting our obligations under negotiated settlements. We are also subject to laws and regulations in the UK and US governing health and safety matters to protect the public and our employees and contractors, who could potentially be harmed by these activities as well as laws and regulations relating to pollution, the protection of the environment, and the use and disposal of hazardous substances and waste materials. These expose us to costs and liabilities relating to our operations and properties whether current, including those inherited from predecessor bodies, or formerly owned by us, and sites used for the disposal of our waste. The cost of future environmental remediation obligations is often inherently difficult to estimate and uncertainties can include the extent of contamination, the appropriate corrective actions and our share of the liability. We are increasingly subject to regulation in relation to climate change and are affected by requirements to reduce our own carbon emissions as well as reduction in energy use by our customers.

If more onerous requirements are imposed or our ability to recover these costs under regulatory frameworks changes, this could have a material adverse impact on our business, reputation, results of operations and financial position.

For more information about environmental, climate change and health and safety matters relating to our business, see the corporate responsibility section of our website.

Infrastructure and IT systems

We may suffer a major network failure or interruption, or may not be able to carry out critical non-network operations due to the failure of technology supporting our business-critical processes.

Operational performance could be materially adversely affected by a failure to maintain the health of the system or network, inadequate forecasting of demand, inadequate record keeping or control of data or failure of information systems and supporting technology. This could cause us to fail to meet agreed standards of service, incentive and reliability targets, or be in breach of a licence, approval, regulatory requirement or contractual obligation. Even incidents that do not amount to a breach could result in adverse regulatory and financial consequences, as well as harming our reputation.

In addition to these risks, we may be affected by other potential events that are largely outside our control, such as the impact of weather (including as a result of climate change and major storms), unlawful or unintentional acts of third parties, insufficient or unreliable supply or force majeure. Weather conditions can affect financial performance and severe weather that causes outages or damages infrastructure together with our actual or perceived response will materially adversely affect operational and potentially business performance and our reputation.

Malicious attack, sabotage or other intentional acts, including breaches of our cyber security, may also damage our assets (which include critical national infrastructure) or otherwise significantly affect corporate activities and, as a consequence, have a material adverse impact on our reputation, business, results of operations and financial condition. Unauthorised access to, or deliberate breaches of, our IT systems may also lead to manipulation of our proprietary business data or customer information.

Unauthorised access to private customer information may make us liable for a violation of data privacy regulations. Even where we establish business continuity controls and security against threats against our systems, these may not be sufficient.

Due to control weaknesses occurring from the implementation of the US business’s new enterprise resource system, associated controls over financial reporting and related system programme conversion difficulties, we may be unable to provide accurate financial reporting and regulatory compliance reporting in a timely manner, which may include the provision of financial statements. This could result in regulatory fines, penalties, and other sanctions and adversely impact our operations, our reputation and our relationship with our regulators and other stakeholders.

Law and regulation

Changes in law or regulation or decisions by governmental bodies or regulators could materially adversely affect us.

Most of our businesses are utilities or networks subject to regulation by governments and other authorities. Changes in law or regulation or regulatory policy and precedent, including decisions of governmental bodies or regulators, in the countries or states in which we operate could materially adversely affect us. If we fail to engage in the energy policy debate, we may not be able to influence future energy policy and deliver our strategy.

Decisions or rulings concerning, for example:

(i) whether licences, approvals or agreements to operate or supply are granted, amended or renewed, whether consents for construction projects are granted in a timely manner or whether there has been any breach of the terms of a licence, approval or regulatory requirement; and

(ii) timely recovery of incurred expenditure or obligations, the ability to pass through commodity costs, a decoupling of energy usage and revenue, and other decisions relating to the impact of general economic conditions on us, our markets and customers, implications of climate change, whether aspects of our activities are contestable, the level of permitted revenues and dividend distributions for our businesses and in relation to proposed business development activities, could have a material adverse impact on our results of operations, cash flows, the financial condition of our businesses and the ability to develop those businesses in the future.

As the result of control weaknesses in our US business, we may be unable to provide timely regulatory reporting, which may include the provision of financial statements. This could result in the imposition of regulatory fines, penalties and other sanctions, which could impact our operations, our reputation and our relationship with our regulators and other stakeholders.

For further information see pages 160 to 165, which explain our regulatory environment in detail.

Business performance

Current and future business performance may not meet our expectations or those of our regulators and shareholders.

Earnings maintenance and growth from our regulated gas and electricity businesses will be affected by our ability to meet or exceed efficiency targets and service quality standards set by, or agreed with, our regulators.

If we do not meet these targets and standards, or if we do not implement the transformation projects we are carrying out as envisaged, including to our US financial systems and controls over financial reporting, or are not able to deliver our RIIO operating model and the US Elevate 2015 strategy successfully, we may not achieve the expected benefits, our business may be materially adversely affected and our performance, results of operations and reputation may be materially harmed and we may be in breach of regulatory or contractual obligations.

Growth and business development activity

Failure to respond to external market developments and execute our strategic ambition may negatively affect our performance. Conversely, new businesses or activities that we undertake alone or with partners may not deliver target outcomes and may expose us to additional operational and financial risk.

Failure to grow our core business sufficiently and have viable options for new future business over the longer term could negatively affect the Group’s credibility and reputation and jeopardise the achievement of intended financial returns.

Business development activities and the delivery of our growth ambition, including acquisitions, disposals, joint ventures, partnering and organic investment opportunities (including organic investments made as a result of changes to the energy mix), are subject to a wide range of both external uncertainties (including the availability of potential investment targets and attractive financing), and internal uncertainties (including actual performance of our various existing operating companies and our business planning model assumptions and ability to integrate acquired businesses effectively). As a result, we may suffer unanticipated costs and liabilities and other unanticipated effects.

We may also be liable for the past acts, omissions or liabilities of companies or businesses we have acquired, which may be unforeseen or greater than anticipated. In the case of joint ventures, we may have limited control over operations and our joint venture partners may have interests that diverge from our own. The occurrence of any of these events could have a material adverse impact on our results of operations or financial condition, and could also impact our ability to enter into other transactions.

Cost escalation

Changes in foreign currency rates, interest rates or commodity prices could materially impact earnings or our financial condition.

We have significant operations in the US and so are subject to the exchange rate risks normally associated with non UK operations, including the need to translate US assets and liabilities, and income and expenses, into sterling, our primary reporting currency. In addition, our results of operations and net debt position may be affected because a significant proportion of our borrowings, derivative financial instruments and commodity contracts are affected by changes in interest rates, commodity price indices and exchange rates, in particular the dollar to sterling exchange rate.

Furthermore, our cash flow may be materially affected as a result of settling hedging arrangements entered into to manage our exchange rate, interest rate and commodity price exposure, or by cash collateral movements relating to derivative market values, which also depend on the sterling exchange rate into euro and other currencies.

Operating costs may increase faster than revenues.

Income under our price controls in the UK is linked to the RPI. Our operating costs may increase without a corresponding increase in the RPI and therefore without a corresponding increase in UK revenues. Our income under our rate plans in the US is not typically linked to inflation.

In periods of inflation in the US, our operating costs may increase by more than our revenues. In both the UK and US such increased costs may materially adversely affect the results of our operations.

We may be required to make significant contributions to fund pension and other post-retirement benefits.

We participate in a number of pension schemes that together cover substantially all our employees. In both the UK and US, the principal schemes are DB schemes where the scheme assets are held independently of our own financial resources. In the US, we also have other post-retirement benefit schemes. Estimates of the amount and timing of future funding for the UK and US schemes are based on actuarial assumptions and other factors including: the actual and projected market performance of the scheme assets, future long-term bond yields, average life expectancies and relevant legal requirements.

Actual performance of scheme assets may be affected by volatility in debt and equity markets. Changes in these assumptions or other factors may require us to make additional contributions to these pension schemes which, to the extent they are not recoverable under our price controls or state rate plans, could materially adversely affect the results of our operations and financial condition.

Financing and liquidity

An inability to access capital markets at commercially acceptable interest rates could affect how we maintain and grow our businesses.

Our businesses are financed through cash generated from our ongoing operations, bank lending facilities and the capital markets, particularly the long-term debt capital markets. Some of the debt we issue is rated by credit rating agencies and changes to these ratings may affect both our borrowing capacity and borrowing costs. In addition, restrictions imposed by regulators may also limit how we service the financial requirements of our current businesses or the financing of newly acquired or developing businesses.

Financial markets can be subject to periods of volatility and shortages of liquidity. If we were unable to access the capital markets or other sources of finance at competitive rates for a prolonged period, our cost of financing may increase, the discretionary and uncommitted elements of our proposed capital investment programme may need to be reconsidered and the manner in which we implement our strategy may need to be reassessed.

Such events could have a material adverse impact on our business, results of operations and prospects.

Some of our regulatory agreements impose lower limits for the long-term senior unsecured debt credit ratings that certain companies within the Group must hold or the amount of equity within their capital structures. One of the principal limits requires National Grid plc to hold an investment grade long-term senior unsecured debt credit rating. In addition, some of our regulatory arrangements impose restrictions on the way we can operate. These include regulatory requirements for us to maintain adequate financial resources within certain parts of our operating businesses and may restrict the ability of National Grid plc and some of our subsidiaries to engage in certain transactions, including paying dividends, lending cash and levying charges. The inability to meet such requirements or the occurrence of any such restrictions may have a material adverse impact on our business and financial condition.

Due to control weaknesses in our US business, we may be unable to provide accurate financial information to our debt investors in a timely manner. Our debt agreements and banking facilities contain covenants, including those relating to the periodic and timely provision of financial information by the issuing entity and financial covenants, such as restrictions on the level of subsidiary indebtedness. Failure to comply with these covenants, or to obtain waivers of those requirements, could in some cases trigger a right, at the lender’s discretion, to require repayment of some of our debt and may restrict our ability to draw upon our facilities or access the capital markets.

Customers and counterparties

Customers and counterparties may not perform their obligations.

Our operations are exposed to the risk that customers, suppliers, banks and other financial institutions and others with whom we do business will not satisfy their obligations, which could materially adversely affect our financial position.

This risk is significant where our subsidiaries have concentrations of receivables from gas and electricity utilities and their affiliates, as well as industrial customers and other purchasers, and may also arise where customers are unable to pay us as a result of increasing commodity prices or adverse economic conditions. There is also a risk to us where we invest excess cash, enter into derivatives and other financial contracts with banks or other financial institutions. Banks who provide us with credit facilities may also fail to perform under those contracts.

Employees and others

We may fail to attract, develop and retain employees with the competencies, including leadership and business capabilities, values and behaviours required to deliver our strategy and vision and ensure they are engaged to act in our best interests.

Our ability to implement our strategy depends on the capabilities and performance of our employees and leadership at all levels of the business. Our ability to implement our strategy and vision may be negatively affected by the loss of key personnel or an inability to attract, integrate, engage and retain appropriately qualified personnel, or if significant disputes arise with our employees. As a result, there may be a material adverse effect on our business, financial condition, results of operations and prospects.

There is a risk that an employee or someone acting on our behalf may breach our internal controls or internal governance framework or may contravene applicable laws and regulations. This could have an impact on the results of our operations, our reputation and our relationship with our regulators and other stakeholders.

National Grid’s Financial Timetable for the remainder of the 2013/14 financial year and for 2014/15 is currently scheduled as follows:

6 June 2014	Record date for 2013/14 final dividend

11 June 2014	Scrip reference price announced

27 June 2014	Scrip election date for 2013/14 final dividend

28 July 2014	Interim management statement and Annual General Meeting, ICC, Birmingham

20 August 2014	2013/14 final dividend paid to qualifying shareholders

7 November 2014	2014/15 half year results

19 November 2014	Ordinary shares go ex-dividend

21 November 2014	Record date for 2014/15 interim dividend

26 November 2014	Scrip reference price announced

5 December 2014	Scrip election date for 2014/15 interim dividend

7 January 2015	2014/15 interim dividend paid to qualifying shareholders

January/February 2015	Interim management statement

May 2015	2014/15 preliminary results

Contact: Alice Morgan (020 7004 3228)